United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K/A
(Amendment No. 1)
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended December 31, 2008
Commission File Number 000-27663
SIFY TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)
Tidel Park, Second Floor
No. 4, Rajiv Gandhi Salai, Taramani
Chennai 600 113, India
(91) 44-2254-0770
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑
Form 40 F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

EXPLANATORY NOTE
This Form 6-K/A filing is being made to solely to revise certain headings in certain financial statements included in our Form 6-K filed on August 28, 2009 (the “Original Form 6-K”). One of the headings in the Original Form 6-K in each of the “Statement of Income” and the “Statement of Recognized Income and Expense” inadvertently included a reference to “Three Months Ended December 31.” The correct reference in each should have been “Nine Months Ended December 31.” The headings for each statement, as originally filed and as corrected, are set forth below, respectively.
Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statements of Income
(In thousands, except share data and as otherwise stated)

						Nine Months
	Three months ended		Three months ended	Three Months ended		ended December 31,
Note	December 31		December 31, 2008	December 31		2008
			Convenience			Convenience
	2008	2007	translation into	2008	2007	translation into
	Rs.	Rs.	US$ (Note 2(c))	Rs.	Rs.	US$ (Note 2(c))
The corrected headings are as stated below:
Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statements of Income
(In thousands, except share data and as otherwise stated)

						Nine Months
	Three months ended		Three months ended	Nine Months ended		ended December 31,
Note	December 31		December 31, 2008	December 31		2008
			Convenience			Convenience
	2008	2007	translation into	2008	2007	translation into
	Rs.	Rs.	US$ (Note 2(c))	Rs.	Rs.	US$ (Note 2(c))

Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statements of Recognised Income and Expense
(In thousands, except share data and as otherwise stated)

	Three months ended		Three months ended	Three months ended		Nine months ended
Note	December 31		December 31, 2008	December 31		December 31, 2008
			Convenience			Convenience
	2008	2007	translation into	2008	2007	translation into
	Rs.	Rs.	US$ (Note 2(c))	Rs.	Rs.	US$ (Note 2(c))
The corrected headings are as stated below:
Sify Technologies Limited
Unaudited Condensed Consolidated Interim Statements of Recognised Income and Expense
(In thousands, except share data and as otherwise stated)

	Three months ended		Three months ended	Nine months ended		Nine months ended
Note	December 31		December 31, 2008	December 31		December 31, 2008
			Convenience			Convenience
	2008	2007	translation into	2008	2007	translation into
	Rs.	Rs.	US$ (Note 2(c))	Rs.	Rs.	US$ (Note 2(c))
Other than as described above, this Form 6-K/A does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
September 3, 2009

SIFY TECHNOLOGIES LIMITED
By:	/s/ M P Vijay Kumar
	Name:	M P Vijay Kumar
	Title:	Chief Financial Officer